May 10, 2005


Mail Stop 4561

Mr. Lawrence Rothstein
Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, FL 33133

Re:	HMG/Courtland Properties, Inc.
	Form 10-KSB for the year ended December 31, 2004
	File No. 1-07865

Dear Mr. Rothstein:

      We have reviewed your response letter dated April 27, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Consolidated Financial Statements

Note 3 - Acquisition of Restaurant, Marina and Office/Retail
Property, Coconut Grove, Florida, page 35

1. We have read your response to comment 1. We note that the acquired intangible assets include trademarks and other rights that are not capable of being sold, transferred, licensed, rented, exchanged, separated or divided from the acquired assets.
However,
pursuant to paragraph 39 of SFAS 141, an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). In a supplemental response, clarify how you considered paragraphs 39 and A14 of SFAS 141, in their entirety, in your conclusion that the intangible assets do not meet the criteria for recognition apart from goodwill. In addition, considering that the acquired property is subject to a ground lease with the City of
Miami as well as a management agreement, advise us why you have not allocated any of the purchase price to intangible assets such as contract-based intangible assets, such as service agreements or lease agreements.


Exhibit 31A & B - Certification Required Under Section 302 of the
Sarbanes-Oxley Act of 2002

2. We have reviewed the exhibits filed with Amendment No. 1 to Form
10-KSB on April 28, 2005, however, we are unable to locate the revisions made in response to comment 2. Amend the exhibits to include all of the certifications required by Exchange Act Rules 13a-
14(a) and 15d-14(a) or advise us.  Refer to Item 601 of Regulation
S-
B and Question 1 of the staff`s Exemptive Order on Management`s Report on Internal Control over Financial Reporting and Related Auditor Report Frequently Asked Questions dated January 21, 2005.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


??

??

??

??

HMG/Courtland Properties, Inc.
May 10, 2005
Page 2